SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

February 11, 2011

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period November 16,, 2010 to February, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

	By:	/s/ Stephen Foster

	Name:	Stephen Foster

	Title:	Company Secretary

	Date:	February 11, 2010

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2011 – 1AWC

Alcoa reports 2010 4th Quarter results

Alumina Limited notes Alcoa Inc.’s fourth quarter 2010 earnings announcement.

Alumina Limited CEO John Bevan commented “The outlook for the alumina industry is positive. Demand continues to grow, and the development of daily and weekly alumina indices supports the change to indexed based pricing. The changes will impact our results progressively as new contracts are implemented commencing in 2011.”

Alumina production was a quarterly production record and total AWAC production of alumina for 2010 was 15.2 million tonnes. The Sao Luis refinery in Brazil is operating at capacity.

The strong Australian dollar resulted in end of period balance sheet revaluations that impacted second half AWAC results by negative US$45 million (pre-tax).

Alumina Limited received US$97 million of fully franked dividends from the AWAC joint venture during the quarter, bringing the total dividend received for the year to US$234 million.

Alumina Limited will report its full year results on 10th February 2011.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2009.

For investor enquiries:	For media enquiries:
Judith Downes	Nerida Mossop
Chief Financial Officer	Hinton and Associates
Phone: +61 3 8699 2607	Phone: +61 3 9600 1979
judith.downes@aluminalimited.com	Mobile: +61 437 361 433
John Bevan
Chief Executive Officer	Alumina Limited
Phone: +61 3 8699 2601
john.bevan@aluminalimited.com	ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

/s/ Stephen Foster	Level 12 IBM Centre
Stephen Foster	60 City Road
Company Secretary	Southbank Vic 3006
Australia

11 January 2011	Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2011 – 2 AWC

Alumina Limited notes the filing on January 21, 2010, of a release by Alcoa Inc. The release is in relation to a suit filed in 2004 by St. Croix Renaissance Group, L.L.L.P., Brownfield Recovery Corp., and Energy Answers Corporation of Puerto Rico (collectively referred to as “SCRG”) against St. Croix Alumina L.L.C. and Alcoa World Alumina, L.L.C. (collectively referred to as “SCA”) in the Territorial Court of the Virgin Islands, Division of St. Croix for claims related to the sale of SCA’s former St. Croix alumina refinery to plaintiffs. Alcoa World Alumina, LLC is part of the Alcoa World Alumina & Chemicals joint venture between Alcoa and Alumina Limited.

SCA removed the case to federal court and after a several year period of discovery and motion practice, a jury trial on the matter took place in St. Croix from January 11, 2011 to January 20, 2011. The jury returned a verdict in favour of plaintiffs and awarded damages as described: on a claim of breaches of warranty, the jury awarded $12,617,867; on the same claim, the jury awarded punitive damages in the amount of $6,142,856; and on a negligence claim for property damage, the jury awarded $10,000,000. SCA believes the verdict is, in whole or in part, not supported by the evidence or otherwise results from errors of law committed during the trial. As a result, SCA will file motions, including for judgment notwithstanding the verdict and, to the extent such post-trial motions are not successful, it intends to pursue its rights of appeal.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2009.

For investor enquiries:	For media enquiries:
Judith Downes	Nerida Mossop
Chief Financial Officer	Hinton and Associates
Phone: +61 3 8699 2607	Phone: +61 3 9600 1979
judith.downes@aluminalimited.com	Mobile: +61 437 361 433
John Bevan
Chief Executive Officer	Alumina Limited
Phone: +61 3 8699 2601
john.bevan@aluminalimited.com	ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
/s/ Stephen Foster	60 City Road
Stephen Foster	Southbank Vic 3006
Company Secretary	Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

24 January 2011

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2011 – 3 AWC

Director Retirement and Appointment

Mr Ron McNeilly has advised of his decision to retire as a Director of Alumina Limited, effective on 3 March 2011.

The Chairman Mr Morley thanked Mr McNeilly for his significant contributions to the Company during his 9 years as a Non-Executive Director, including his work as Chairman of the Compensation Committee and said that Mr McNeilly has been a highly valued member of the Board.

Alumina Limited also announces that Ms Emma Stein will join its Board of Directors effective 3 February 2011.

Ms Stein has considerable experience with industrial customers and a comprehensive set of commercial skills in international energy and utilities markets and investments in long life assets and projects.

Ms Stein is currently Non-Executive Director for engineering company Clough Limited, Non-Executive Director for Diversified Utilities Energy Trust, which owns gas and electricity assets in Australia and the United States, and Non-Executive Director for Programmed Maintenance Group and Transfield Services Infrastructure Fund. She has previously held board positions at Integral Energy, the NSW Growth Centres Commission, and Arc Energy.

Alumina Limited

/s/ Stephen Foster	ABN 85 004 820 419
Stephen Foster
Company Secretary	GPO Box 5411
Melbourne Vic 3001
3 February 2011	Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2011 – 04AWC

Please find attached for immediate release, a public announcement concerning directors’ interests.

/s/ Stephen Foster
Stephen Foster
Company Secretary

3 February 2011

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Emma STEIN

Date of appointment	3 February 2011

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

NIL

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities

Note: Provide details of the circumstances giving rise to the relevant interest.

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	NIL

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

1.

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2011 – 5AWC

Attached are the following documents in relation to Alumina Limited’s Annual Results for the year ended 31 December 2010:

•	Public Announcement

•	AWAC Report

•	December 2010 Preliminary Final ASX Report

/s/ Stephen Foster
Stephen Foster
Company Secretary

10 February 2011	Alumina Limited
ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Improved Profit and Cash Flow, and Stronger Outlook for 2011

Summary

Fully franked final dividend US dollar 4 cents per share, bringing total dividend to US dollar 6 cents per share, fully franked

Underlying earnings1 US$37 million up from US$0.3 million in 2009

NPAT $35 million up from negative US$24 million in 2009

AWAC free cash flow $416 million, up from negative $729 million in 2009

AWAC results impacted by Brazil issues, which cost $135 million before tax

Brazilian expansion now running at design capacity

All new 2011 alumina contracts signed by AWAC on alumina price index

Market outlook for alumina and aluminium continues to improve

Key Financials and Metrics

US$	FY10	FY09
Underlying Earnings	$37 million	$0.3 million
Net Profit After Tax	$35 million	($24 million	)
Dividend to AWC shareholders	6 cents	1.8 cents

AWAC dividends received by Alumina Limited	$234 million	$136 million
AWAC Free Cash Flow*	$416 million	($729 million	)

*	Free cash flow is cash from operations less capital expenditure

Alumina Limited CEO, John Bevan, commented, “The strong turnaround in free cash flow from the AWAC joint venture highlights the value and future potential of the underlying assets. With the major investment in Brazil behind us, and the outlook for alumina pricing continuing to strengthen, dividend flow from the joint venture has also significantly improved.

“The global alumina market is entering a growth phase due in part to the rising demand for alumina from independent, non-integrated smelters, including many in China. Global demand for alumina is forecast to increase 12% in 2011 and global supply and demand is expected to be in balance.

“AWAC’s ability to service the growing alumina market has improved with the commissioning of the expansion of the Alumar alumina refinery and the new Juruti bauxite mine in Brazil boosting total alumina production capacity to over 17 million tonnes per annum”.

AWAC Improved Profit and Turnaround in Free Cash Flow

Profitability improved significantly on the prior year. Stronger market conditions resulted in improved pricing, with realised alumina prices up 28% on the prior year.

AWAC profit was impacted by $135 million before tax of costs in Brazil arising from commissioning and start up issues and their impact on production costs. Of this, $80 million related directly to commissioning issues at the refinery. Profit was also reduced by the strengthening Australian dollar, which impacts 60 per cent of AWAC’s global production.

[1]	Underlying earnings exclude the impact of mark to market valuation for embedded derivatives in energy contracts and certain non-cash actuarial adjustments to defined benefit pension plans.

Free cash flow from the AWAC joint venture improved by $1.1 billion to $416 million as demand for aluminium and alumina improved and a period of major investment in Brazil wound down.

AWAC responded to improving demand with record alumina production of 15.2 million tonnes.

Alumina Limited Dividends Increase

Directors are pleased to announce a fully franked dividend of US dollar 4 cents per share, up from Australian dollar 2 cents per share in 2009. This brings the full year 2010 dividend to US dollar 6 cents for the year, and is a reflection of the strong dividend flow from the AWAC joint venture, and the positive outlook.

Positive Change to Alumina Pricing

In 2010 there was a significant development in the pricing structure for alumina. Several independent pricing indices were developed for alumina based on the spot market. The indices are prepared by market analysts, and are expected to reflect the alumina industry economics. This is a significant change to the traditional pricing methodology of linking the price of alumina to a percentage of the aluminium price.

The industry traditionally has multi-year supply contracts with approximately 20% of the volume signed and repriced each year. All AWAC alumina contracts written in the second half of 2010, for delivery in 2011 and beyond, were priced based on the indices based on the spot market. The current spot price for alumina is $390 per tonne.

Alumina Limited has re-issued guidance for 2011 (refer announcement to ASX).

	FY10	FY09
AWAC Alumina Production	15.2mt	13.5mt
Average 3 month aluminium LME/t	USD 2,200	USD 1,704
Average AUD/USD	0.92	0.79

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2009.

Investor Contact:	Media Contact:
John Bevan	Nerida Mossop
03 8699 2601	03 9600 1979
0437 361 433
nmossop@hintons.com.au
Judith Downes
03 8699 2607

December 2010 ASX Report P1

Alumina Limited - ABN 85 004 820 419

Financial Year ended 31 December 2010 (“Current Period”)

Results for Announcement to the Market

		% change	US$ million
Net profit for the period attributable to members of Alumina Limited (Refer Note below)	Up	Not applicable	34.6

Dividends

	Current Period Year ended 31 December 2010	Previous Corresponding Period Year ended 31 December 2009
Final dividend per share	USD 4 cents	USD 1.8 cents
Franked amount per share	USD 4 cents	USD 1.8 cents

Note on underlying earnings within net profit for the period

Included in the calculation of net profit for the period is the Company’s equity share of non-cash entries related to the revaluation, under current market conditions, of AWAC’s future benefits and obligations arising from certain energy purchase contracts and retirement benefit obligations. In order to analyse the Company’s net profit it is important to understand those entries and the reasons for them.

Some AWAC long term energy purchase contracts include an aluminium price component in the energy price so that costs are partially linked to the price of aluminium. This results in an embedded derivative, which is revalued at period end. This is a non-cash entry and does not relate to operations during the current reporting period, and accordingly is removed from net profit after tax to arrive at underlying earnings.

AWAC has a small number of defined benefit schemes. Certain non-cash actuarial adjustments do not relate to operations during the current reporting period, and accordingly are removed from net profit after tax to arrive at underlying earnings.

The impact of these items in the Company’s result for the twelve months to 31 December 2010 has been to decrease net profit after tax by net US$2.1 million (2009: US$24 million decrease) as shown in the following table. Net profit after tax before these items is referred to in the Directors’ Report as ‘Underlying Earnings’.

	Year ended 31 Dec 2010 US$ million	Year ended 31 Dec 2009 US$ million
Net profit/(loss) for the period, after tax	34.6	(23.7)
Non-operating non-cash items:
Equity share of AWAC retirement benefit obligations	8.1	(18.0)
Equity share of AWAC embedded derivatives	(6.0)	42.0

Underlying earnings for the period, after tax	36.7	0.3

Alumina Limited’s functional and presentation currency is now US dollars. Prior period results have been restated to present them in US dollars. The final 2009 dividend was declared in Australian dollars and was AUD 2 cents per share.

This year end report is to be read in conjunction with the most recent annual financial report.

December 2010 ASX Report P2

Condensed consolidated income statement

	Year ended 31 Dec 2010	Year ended 31 Dec 2009

	US$ million	US$ million
Revenue from continuing operations	1.4	4.4
General and administrative expenses	(14.7)	(10.5)
Change in fair value of derivatives/foreign exchange gains	2.1	11.5
Finance costs	(38.7)	(31.0)
Share of net profit of associates accounted for using the equity method	84.5	1.6

Profit/(loss) before income tax	34.6	(24.0)
Income tax credit from continuing operations	—	0.3

Profit/(loss) for the year	34.6	(23.7)

Other comprehensive income/(loss)
Changes in the fair value of cash flow hedges	0.8	—
Foreign exchange translation difference	230.0	(145.9)

Other comprehensive income/(loss) for the year, net of tax	230.8	(145.9)

Total comprehensive income/(loss) for the year attributable to the owners of Alumina Limited	265.4	(169.6)

Earnings per share (EPS)

	Year ended 31 Dec 2010	Year ended 31 Dec 2009
Basic EPS	USD 1.4 cents	Negative USD 1.1 cents
Diluted EPS	USD 1.4 cents	Negative USD 1.1 cents

December 2010 ASX Report P3

Condensed consolidated statement of financial position

	31 December 2010 US$ million	31 December 2009 US$ million
Current Assets
Cash and cash equivalents	112.1	305.6
Derivative financial instruments	5.0	—
Receivables	0.2	0.1
Other assets	9.4	8.6

Total current assets	126.7	314.3

Non-current Assets
Investments accounted for using the equity method	3,415.6	3,189.7
Property, plant and equipment	0.2	0.2

Total non-current assets	3,415.8	3,189.9

Total assets	3,542.5	3,504.2

Current Liabilities
Payables	5.9	5.3
Interest bearing liabilities	217.7	—
Derivative financial instruments	—	1.4
Provisions/other	0.8	1.0

Total current liabilities	224.4	7.7

Non-current Liabilities
Interest bearing liabilities	246.2	577.9
Provisions	0.4	0.3

Total non-current liabilities	246.6	578.2

Total liabilities	471.0	585.9

Net assets	3,071.5	2,918.3

Equity
Contributed equity	2,154.1	2,154.1 *
Treasury shares	(1.5)	(1.0)
Reserves:
- Group	(19.6)	(229.5)
- Associates	2.5	1.7
Retained profits:
- Group	903.6	803.0
- Associates	32.4	190.0

Total equity	3,071.5	2,918.3

*	Restated at closing AUD/USD rates on change in presentation currency.

December 2010 ASX Report P4

Condensed consolidated statement of changes in equity

	Contributed Equity [1] US$ million	Reserves US$ million	Retained earnings US$ million	Total US$ million
Balance as at 1 January 2009	1,000.2	149.8	784.9	1,934.9

Total comprehensive (loss)/income for the year	—	(377.7)	208.1	(169.6)

Transactions with owners in their capacity as owners:
Rights issue, net of transaction costs	772.8	—	—	772.8
Tax impact of transaction costs	3.0	—	—	3.0
Movement in share based payments reserve	—	0.1	—	0.1
Movement in treasury shares	(0.4)	—	—	(0.4)
Foreign exchange impact on change in presentation currency	377.5	—	—	377.5

Balance at 31 December 2009	2,153.1	(227.8)	993.0	2,918.3

Balance as at 1 January 2010	2,153.1	(227.8)	993.0	2,918.3

Total comprehensive income for the year	—	230.8	34.6	265.4

Transactions with owners in their capacity as owners:
Dividends provided for or paid	—	—	(91.6)	(91.6)
Option premium on convertible bonds [2]	—	(20.5)	—	(20.5)
Movement in share based payments reserve	—	0.4	—	0.4
Movement in treasury shares	(0.5)	—	—	(0.5)

Balance at 31 December 2010	2,152.6	(17.1)	936.0	3,071.5

[1]	Treasury shares have been deducted from contributed equity.
[2]	The value of the convertible bond option premium has been adjusted to reflect the put in May 2011. There is no change to profit or loss.

December 2010 ASX Report P5

Condensed consolidated statement of cash flows

	Year ended 31 Dec 2010 US$ million	Year ended 31 Dec 2009 US$ million
Cash Flows Related to Operating Activities
Payments to suppliers and employees (inclusive of goods and service tax)	(12.1)	(15.1)
GST refund received	0.6	1.6
Dividends received from associates	234.4	135.6
Distributions received from associates	7.7	4.9
Interest received	0.9	2.6
Interest paid	(30.8)	(23.6)
Income taxes paid	—	(1.8)
Other	(0.1)	2.5

Net cash inflow from operating activities	200.6	106.7

Cash Flows Related to Investing Activities
Payments for investment in associates	(161.6)	(440.6)
Proceeds from return of invested capital	13.8	0.4
Loans to related parties	—	(97.1)
Loans repaid by related parties	—	153.2
Proceeds from derivatives	6.0	—
Net settlement of hedge contracts	(0.6)	—
Proceeds from option premiums	—	20.7

Net cash outflow from investing activities	(142.4)	(363.4)

Cash Flows Related to Financing Activities
Repurchase of convertible bond	(181.5)	—
Proceeds from rights issue	—	794.2
Payments for rights issue related costs	—	(22.1)
Proceeds from borrowings	33.7	682.0
Repayment of borrowings	(1.1)	(844.2)
Proceeds from related parties	—	7.0
Loans repaid to related parties	—	(41.8)
Dividends paid	(93.7)	—
Effects of exchange rate changes on financing activities	—	(28.4)

Net cash (outflow)/inflow from financing activities	(242.6)	546.7

Net (Decrease)/Increase in Cash and cash equivalents	(184.4)	290.0
Cash and cash equivalents at the beginning of the reporting period	305.6	46.3
Effects of exchange rate changes on cash and cash equivalents	(9.1)	(30.7)

Cash and cash equivalents at the end of the reporting period	112.1	305.6

December 2010 ASX Report P6

Reconciliation of Cash

	As at 31 Dec 2010 US$ million	As at 31 Dec 2009 US$ million
Reconciliation of cash at the end of the reporting period (as shown in the condensed consolidated statement of cash flows) to the related items in the accounts is as follows:
Cash on hand and at bank	3.3	233.3
Money market deposits (with maturity on investment three months or less)	108.8	72.3

Cash assets	112.1	305.6

Total cash and cash equivalents at the end of the reporting period	112.1	305.6

December 2010 ASX Report P7

1. Basis of Preparation

This financial report for the year ended 31 December 2010 has been prepared in accordance with Australian Accounting Standards, Australian Accounting Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

This financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2009 and any public announcements made by Alumina Limited during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous year other than the change in presentation currency.

In February 2010, the Board recognised that as a result of Alumina Limited reaching the end of its investment program in Brazil and because most dividends are received in US dollars, there was a change in the balance of factors that are assessed to determine Alumina’s functional currency. Effective for the reporting period ending 31 December 2010, the Board has determined that Alumina Limited’s functional and presentation currency is US dollars. This financial report has been prepared in US dollars.

2. Consolidated Retained Profits

	Year ended 31 Dec 2010 US$ million	Year ended 31 Dec 2009 US$ million
Retained profits at the beginning of the reporting period	993.0	784.9
Net profit/(loss) attributable to members of Alumina Limited	34.6	(23.7)
Dividends and other equity distributions	(91.6)	—
Foreign exchange impact on change in presentation currency	—	231.8

Retained profits at the end of the reporting period	936.0	993.0

3. Income Tax

	Year ended 31 Dec 2010 US$ million	Year ended 31 Dec 2009 US$ million
Profit/(loss) from ordinary activities before tax	34.6	(24.0)

Prima facie tax expense for the period at the rate of 30%	(10.4)	7.1

The following items caused the total charge for income tax to vary from the above:
Amounts assessable for tax	(117.2)	5.7
Timing differences not recognised	73.9	7.9
Non-deductible expenses	8.7	4.3

Net movement	(34.6)	17.9

Consequent reduction in charge for income tax	10.4	(5.3)

Over provision of tax in prior years	—	(1.5)

Aggregate Income tax (expense)/credit for the period	—	0.3

December 2010 ASX Report P8

4. Earnings Per Share (EPS)

	Year ended 31 Dec 2010	Year ended 31 Dec 2009
Calculation of basic and fully diluted EPS in accordance with AASB 133:
Earnings per Share
Earnings in cents per ordinary share (cps)
Basic EPS	USD 1.4 cents	Negative USD 1.1 cents
Diluted EPS	USD 1.4 cents	Negative USD 1.1 cents

Weighted average number of shares outstanding during the year used in the calculation of earnings per share
Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share	2,439,735,080	2,149,625,667

The convertible bonds outstanding of US$167.6 million (2009: US$350 million) could potentially dilute earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were non-dilutive in 2010 and 2009.

5. Net Tangible Asset Backing Per Security

• Net tangible asset backing per ordinary security	• US$1.15	• US$1.09

6. Details of Entities Over Which Control Has Been Lost or Gained

There was no loss or increased control of material entities for the year ended 31 December 2010.

7. Dividends

Since year end the Directors have declared a final dividend of USD 4 cents per share fully franked, payable on 18 March 2011. The aggregate amount of the proposed dividend expected to be paid out of retained profits at 31 December 2010, but not recognised as a liability at year end, is $97.6 million. The record date to determine entitlements to the dividend, and exchange rates, is 21 February 2011.

Directors have continued the suspension of the Company’s Dividend Reinvestment Plan. The Dividend Reinvestment Plan will therefore not apply to the 2010 final dividend.

Other than American Depositary Receipt holders (who are paid in US dollars) and UK resident shareholders (who are paid in GBP), shareholders will be paid the final dividend in Australian dollars.

The franking account balance, which is maintained in Australian dollars, was A$332.3 million as at 31 December 2010.

8. Dividend Per Share

	Year ended 31 Dec 2010	Year ended 31 Dec 2009
Final dividend per share
	USD	USD
Amount per share	4 cents	1.8 cents
Franked amount per share at 30% tax rate	4 cents	1.8 cents

December 2010 ASX Report P9

9. Total Dividend Paid on All Shares During 2010

	Year ended 31 Dec 2010 US$ million	Year ended 31 Dec 2009 US$ million
Final dividend paid on ordinary shares	42.8	—
Interim dividend paid on ordinary shares	48.8

Total	91.6	—

10. Details of Aggregate Share of Results of Associates

	Year ended 31 Dec 2010 US$ million	Year ended 31 Dec 2009 US$ million
Alumina’s share of associates:
Profit/(loss) from ordinary activities before income tax	140.4	(7.6)
Income tax(expense)/benefit on ordinary activities	(55.9)	9.2

Equity share of profit	84.5	1.6
Dividends received by Alumina Limited	(234.4)	(135.6)
Distributions received by Alumina Limited	(7.7)	(4.9)

Surplus of dividends/distributions received over equity share of profits	(157.6)	(138.9)

11. Material Interests In Entities Which Are Not Controlled Entities

Alumina has an interest in the following entities:

	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit
	As at 31 Dec 2010	As at 31 Dec 2009	Year ended 31 Dec 2010 US$ million	Year ended 31 Dec 2009 US$ million
Equity accounted associates and joint venture entities
AWAC	40%	40%	84.5	1.6

December 2010 ASX Report P10

12. Issued and Quoted Securities At End Of Current Reporting Period

Category of Securities	Number issued	Number quoted
Ordinary shares
Fully paid[1]	2,440,196,187	2,440,196,187
Partly paid	Nil	Nil

Ordinary Shares -
Changes during current reporting period:
Increase in fully paid shares following Entitlement Offer	Nil

[1]	Includes Treasury shares purchased through the Employee Share Plan Trust for Alumina Limited’s long term incentive plan.

13. Financing Facilities

	Year ended 31 Dec 2010 US$ million		Year ended 31 Dec 2009 US$ million
The facilities available at end of reporting period were as follows:
Total loan facilities	1,085.8		1,292.3
Used at end of reporting period	463.9		577.9
Unamortised finance costs	1.7	*	34.4

Available at end of reporting period	620.2		680.0

Funding facilities include bilateral bank facilities, two syndicated loans, a development bank loan and a convertible bond. The syndicated facilities are both available in US dollars and one is also available in Australian dollars and EURO. The bilateral facilities are available in both US and Australian dollars and one is available in EURO. The development bank loan is fully drawn in US dollars and Brazilian Reais. Funding facilities in currencies other than US dollars have been converted to US dollar equivalents at period end exchange rates.

*	The value of the convertible bond option premium has been adjusted to reflect the put in May 2011. There is no change to profit and loss.

14. Segment Information

Business Segment

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming Alcoa World Alumina & Chemicals (AWAC). Alumina Limited has one reportable segment, namely the investment in the alumina/aluminium business through its equity interest in AWAC. Alumina Limited participates in AWAC through the Strategic Council, which consists of three members appointed by Alcoa Inc. and two members appointed by Alumina Limited. Operational decisions are made by Alcoa Inc. Refer to Directors’ Report for further explanation.

15. Events Occurring After the Balance Sheet Date

On 24 January 2011, Alumina Limited noted the verdict of a jury trial in St Croix, awarding $29 million damages against St Croix Alumina LLC and Alcoa World Alumina LLC (collectively referred to as “SCA”). Alcoa World Alumina LLC and St Croix Alumina LLC are part of the Alcoa World Alumina & Chemicals joint venture between Alcoa Inc and Alumina Limited. SCA believes the verdict is, in whole or in part, not supported by the evidence or otherwise results from errors of law committed during the trial. As a result, SCA has advised Alumina Limited it will file motions, including for judgement notwithstanding the verdict and, to the extent such post-trial motions are not successful, it intends to pursue its rights of appeal.

Other than the above, there have been no significant transactions or events since 31 December 2010.

December 2010 ASX Report P11

Compliance Statement

1.	This report has been prepared in accordance with AASB Standards and other AASB authoritative pronouncements.

2.	This report gives a true and fair view of the matters disclosed.

3.	This report is based on accounts which are in the process of being audited.

4.	Alumina Limited has a formally constituted Audit Committee.

5.	In the directors’ opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

/s/ John Bevan
John Bevan
Chief Executive Officer

Melbourne

10 February 2011

December 2010 ASX Report P12

Alumina Limited Highlights

Underlying earnings increased to $36.7 million, up from $0.3 million in 2009

Net profit after tax $34.6 million up from negative $23.7 million in 2009.

Alumina received $234 million of fully franked dividends, compared to $136 million in 2009

Alumina Limited cash from operations was $201 million.

AWAC earnings include significant costs in Brazil of $135 million before tax arising from commissioning and start up issues and their impact on production costs (the refinery is now operating at capacity).

All new 2011 alumina contracts signed by AWAC on alumina price index

Final Alumina Limited dividend of USD 4 cents per share fully franked

Directors have declared a final dividend of 4 cents per share, bringing the total dividend for full year 2010 to 6 cents per share, up from a total dividend for full year 2009 of 1.8 cents per share. This improvement reflects the increased cash flow and profit from the AWAC joint venture, and the continued improved outlook for the industry.

The dividend will be paid on 18 March 2011, with the Australian dollar amount of the dividend set on the record date of 21 February 2011.

Generally the Board intends, on an annual basis, to distribute cash from operations after debt servicing and corporate costs commitments have been met. Dividends will be fully franked for the foreseeable future.

AWAC Highlights

AWAC cash from operations increased to $714 million from negative $64 million in 2009, reflecting increased prices and volume of alumina sales, disciplined cost and working capital management, offset by the continued operating losses and costs from commissioning issues in Brazil.

Free cash flow4 in AWAC improved to $416 million, from negative $729 million in 2009. This very significant turnaround in free cash flow reflects both the improvement in cash from operations, and the final stages of investment in the major capital project in Brazil.

Production record of 15.2 million tonnes

Revenues up 34% compared to 2009

Alumina Limited Key Financials

Alumina Limited’s functional currency is now US dollars. Prior period results have been restated to US dollars.

	2010	2009

Underlying earnings US$m1	36.7	0.3
NPAT US$m	34.6	(23.7)

Average 3 month LME aluminium price US$ per tonne	2,200	1,704

Net Debt[2] US$m	353	307
Gearing[3]	10%	8.7%

EPS (US cps)	1.4	(1.1)
Underlying EPS (US cps)	1.5	0
Return on Equity (ROE)	1.2%	(0.9)%
ROE based on underlying earnings	1.2%	(0.01)%
Final dividend declared	USD 4 cents	USD 1.8 cents

Move to Index Pricing of Alumina

In mid 2010, AWAC indicated it would seek to price its new third party alumina contracts on a new basis using alumina indices for 2011. The alumina price indices (there are at least three) track the spot price for alumina. Contracts based on the index will replace contracts traditionally priced as a percentage of the aluminium price. AWAC has successfully based all new contracts entered in the second half of 2010 on the alumina price indices. These contracts are for delivery in 2011 and beyond. About 20% of all third party contracts expire each year.

Definitions and notes

1.	Underlying earnings calculated by adding $2.1 million (2009: $24 million) to reported net profit after tax, being the non-cash impact of AIFRS measurement of embedded derivatives for energy contracts and non-cash adjustments for certain actuarial movements in defined benefit pension plans.

2.	Includes unamortised finance costs of convertible bond.

3.	Calculated as (debt – cash)/(debt + equity).

4.	Free cash flow defined as cash from operations less capital invested

December 2010 ASX Report P13

AWAC Business Review (US GAAP)

Bauxite: Significant deposits meeting AWAC needs

AWAC has bauxite mines in five countries, which meet the production needs of the AWAC refineries. The Juruti mine in Brazil met its initial operating capacity target of 2.6 million tonnes per year, and is currently operating above that capacity.

Alumina: Production, price and revenue improvement

Alumina production increased by 1.7 million tonnes, to 15.2 million tonnes , a new record for the AWAC joint venture. The Australian refineries operated at or close to nameplate capacity during the year. An individual production record was set during the year at the Pinjarra refinery. Production at the Point Comfort and Suralco refineries was increased to meet customer demand and to cover the reduction in production at the Brazilian operations following issues during the commissioning phase.

Realised alumina prices increased 28%, accounting for over 60% of the total increase in alumina revenue. Revenue from approximately 2 million tonnes of smelter grade alumina produced at the San Ciprian and Point Comfort refineries was lower per tonne than at other refineries as a result of the margin lock that was transacted in the second half of 2009 to manage potential downside risk of the uncertain outcomes of global economies. These contracts expired at the end of 2010 and no alumina production is hedged for 2011.

Following the commissioning of the expanded Brazilian operations, AWAC has alumina production capacity in excess of 17 million tonnes.

Alumina: Margin improvement

Operating margins improved as a result of higher realised prices and continued discipline on controllable costs.

Excluding Brazil direct commissioning and start up costs of $80 million, the average cost of alumina production increased $17 per tonne. This was principally due to the appreciation of the AUD against the USD which had a negative impact of approximately $14 per tonne. Average costs were also impacted by increased production from higher cost refineries outside Australia which were ramped up in response to increases in customer demand and alumina pricing. The proportion of total production from the lower cost Australian refineries fell from 67% in 2009 to 60% in 2010.

Commissioning and start up issues in Brazil, and their impact on production costs, impacted AWAC earnings by $135 million before tax.

Energy costs increased approximately 23% on the prior year, although this was partially offset by a 27% decline in caustic soda costs.

Alumina: Increased depreciation

Depreciation expense in Brazil increased to $138 million, up from $38 million in 2009, following commissioning of the expanded refinery and full mine operation.

AWAC Profit and Loss (US GAAP)

	2010	2009
	US$m	US$m
Sales revenue	3,452.4	2,706.1
Related party revenue	2,004.1	1,371.9

Total Revenue	5,456.5	4,078.0

COGS and operating expenses	(4,523.3)	(3,711.7)
Selling, Admin, R&D	(114.4)	(108.9)

Depreciation and Amortisation	(424.5)	(314.5)
Other	(22.5)	153.7

Total Expenses	(5,084.7)	(3,981.4)

Profit before Tax	371.8	96.6
Income Tax	(36.5)	9.8

Net Profit after Tax	335.3	106.4

Alumina: One-Off Items

The 2010 AWAC profit before tax includes the following one-off items:

•	$135 million in costs relating to commissioning and start up issues and the impact of these on production costs at the Brazilian operation

•	$45 million loss on end of period balance sheet revaluations

•	$14 million pre-tax write off for the fluoride assets at Point Comfort

•	$105 million tax credit in Brazil (not recognised under AIFRS)

In 2009, the AWAC profit included $89 million of gains recognised on the acquisition of the remaining 45% of the Suralco refinery and a $60 million gain from end of period balance sheet revaluations, offset by Brazil start-up costs of $33 million and Brazil tax settlement of $16 million.

Aluminium smelters: Steady performance

AWAC produces aluminium at two smelters in Australia. Aluminium production declined marginally to 354,000 tonne (374,000 tonne in 2009) reflecting a full year of curtailed production at the Portland smelter following production cuts in 2009.

Price per tonne improved by 29%, benefiting from increased global prices and regional premia. In AUD terms, aluminium costs of production decreased by 4% during the year, as a result of the continuing strong focus on cost control and cash expenditure.

Shipping Operations

AWAC Shipping operations contributed a small profit to the joint venture.

December 2010 ASX Report P14

AWAC Cash Flow (US GAAP)

	2010	2009
	US$m	US$m
Net income	335.3	106.4
Depreciation	424.5	314.5
Decrease in receivables	73.0	188.6
Decrease in inventories	53.8	101.2
Decrease in accounts payable	(10.8)	(130.3)
Other	(161.8)	(644.2)

Cash from operations	714.0	(63.8)
Capital expenditure	(298.4)	(665.6)

Free cash flow [4]	415.6	(729.4)

4.	Free cash flow defined as cash from operations less capital invested.

Turnaround in cash flow generation

AWAC cash from operations increased to $714 million in 2010, from ($64 million) in 2009. Earnings before interest, tax and depreciation increased $389 million over 2009. Also contributing to the strong improvement in cash from operations was a reduction of $331 million, compared to 2009, in amounts required for payments for non-current assets (such as VAT in Brazil). Reductions in working capital contributed a further $43 million to this improvement, as AWAC management continued the strong focus on cash flow.

Reduced capital expenditure

Capital expenditure on growth projects was $153 million, with $102 million spent in Brazil, $44 million on the Ma’aden joint venture in Saudi Arabia, and $7 million on the existing Australian operations. Certain parts of the growth capital expenditure in Brazil were deferred into 2011, to allow a focus on commissioning issues.

AWAC also made additional equity investments in Brazil, to cover the costs of commissioning issues, an increase in working capital as production increased, and operating losses during the ramp up phase of the expansion.

Sustaining capital expenditure of $201 million was mainly spent in Australia.

Free cash flow significantly improved

The combination of improved cash from operations, and reduced capital expenditure, resulted in a very strong turnaround in free cash flow. Free cash flow of $416 million in 2010 is an improvement of $1,145 million, compared to 2009.

AWAC Balance Sheet (US GAAP)

	2010	2009
	US$m	US$m
Cash, cash equivalents	331.6	203.4
Receivables	547.1	573.7
Inventories	717.3	726.1
Property plant & equipment	7,548.7	6,801.3
Other assets	2,043.9	1,655.5

Total Assets	11,188.6	9,960.0

Short term borrowings	253.9	271.2
Payables	792.5	632.7
Taxes payable and deferred	475.8	385.4
Other liabilities	1,031.6	1,066.2

Total Liabilities	2,553.8	2,355.5

Equity	8,634.8	7,604.5

Tight working capital management

Inventories and receivables decreased overall across AWAC, notwithstanding the 12% increase in alumina production. Bauxite inventories decreased at Point Comfort as production increased up to five digesters, and this partially offset the increase in inventories from the expansion of the Brazil refinery.

Limited borrowings continue

AWAC continued to operate with minimal borrowings. With the exception of minor working capital facilities at individual operating assets, any borrowing required by an AWAC entity is provided by the joint venture partners.

December 2010 ASX Report P15

Alumina Limited Reported Profit

Alumina Limited is headquartered in Melbourne, and most corporate costs are incurred in Australian dollars. The translation of our Australian dollar costs into US dollars has been impacted by the strength of the Australian dollar, and this is a significant impact on the increase in corporate costs. In addition, the 2010 costs include a one-off tax on funds movements from Brazil, costs associated with the change in functional and presentation currency, and administrative costs in Brazil.

In 2009, Alumina Limited set out to restructure its funding facilities by increasing maturities and diversifying funding sources. This led to a period of higher cash balances than normal and as cash is invested in US dollars, the low interest rates available resulted in little interest income.

Finance costs increased to $38.7 million from $31.0 million in 2009. Interest of $15.5 million (2009: $2.5 million) was incurred on the longer dated amortising loan from the Brazil National Development Bank (interest at approximately 5.3% per annum). Amortisation of the convertible bond option resulted in a non-cash charge to profit of $8.1 million. Commitment and upfront fees were steady at $8.5 million.

Interest received of $1.4 million (compared to prior year $4.4 million) reflects the lower deposit rates on US dollars compared to the A$ rates on the sizeable cash balances held after the 2009 rights issue.

Tax

There is no tax payable in 2010.

AIFRS Adjustments

The AWAC results are adjusted for differences between US GAAP and AIFRS prior to incorporation into the Alumina Limited results. These adjustments are non-cash book entries.

The main adjustments for the 2010 year are:

•	reversal of $105 million tax credit in Brazil;

•	reversal of $27 million inventory LIFO credit before tax;

•	recognition of $20 million debit after tax for defined benefit pensions;

•	recognition of $15 million credit after tax for movements in embedded derivatives.

Note on calculation of underlying earnings

Underlying earnings calculated by adding $2.1 million (2009: $24 million) to reported net profit after tax, being the non-cash impact of AIFRS measurement of embedded derivatives for energy contracts and non-cash adjustments for certain actuarial movements in defined benefit pension plans.

	2010	2009
	US$m	US$m

Share of AWAC underlying profit	86.6	25.6
Corporate costs	(14.7)	(10.5)
Finance costs	(38.7)	(31.0)
Other & Tax	3.5	16.2

Underlying earnings	36.7	0.3

Retirement benefit obligations, AWAC	(8.1)	18.0
Embedded derivative, AWAC	6.0	(42.0)

Net profit/(loss) after tax	34.6	(23.7)

Prior period results have been restated to US dollars.

December 2010 ASX Report P16

Alumina Limited Balance Sheet

Alumina Limited’s gearing remains at a conservative 10%. Net debt at year end was $353 million.

Funding facilities were restructured during 2010, to provide greater diversity of funding sources and smaller refinancing requirements. Our maturity profile has also been lengthened. $54 million of the convertible bond was bought back in the first six months, and a further $128 million bought back in December. The total amount of the bonds outstanding is now $168 million. Bonds may be put to the Company in May 2011, and otherwise matures in May 2013.

A new $320 million syndicated facility was completed in November, with $107 million maturing in late 2013 and $213 million maturing in 2015. A further $300 million of committed undrawn facilities maturing in 2012 are available to the Company.

Current liabilities include the remaining convertible bonds plus the first year of amortisation of the BNDES loan. Current liabilities of $224 million exceed current assets of $127 million, however the directors are confident that the liabilities can be met using available cash and undrawn committed facilities whose maturities extend to 2015.

Alumina Limited Cash Flows

Alumina Limited received $234 million of fully franked dividends during 2010 ($136 million in 2009).

Interest paid increased, due to upfront fees incurred by the program to restructure and lengthen available facilities, and higher interest charges on the longer maturity (6 1/2 years) fully drawn amortising loan from the Brazil National Development Bank.

Investments in associates increased by a net $148 million, as the capital program in Brazil neared completion. Funds provided to Brazil were used for near final capital works for the expansion, to increase working capital as production expanded, to cover operating losses and for remediation works after several incidents during the commissioning of the refinery.

Alumina Limited Balance Sheet

	2010	2009
	US$m	US$m
Cash and equivalents	112.1	305.6
Investments	3,415.6	3,189.7
Other	14.8	8.9

Total Assets	3,542.5	3,504.2

Payables	5.9	5.3
Interest bearing liabilities – current	217.7	—
Interest bearing liabilities – non-current	246.2	577.9
Other	1.2	2.7

Total Liabilities	471.0	585.9

Net Assets	3,071.5	2,918.3

Alumina Limited Cash Flow

	2010	2009
	US$m	US$m
Dividends received	234.4	135.6
Distributions received	7.7	4.9
Interest paid	(30.8)	(23.6)
Other	(10.7)	(10.2)

Cash from operations	200.6	106.7

Payments for investment in associates	(147.8)	(440.2)

Free cash flow[4]	52.8	(333.5)

Definitions and notes

4.	Free cash flow defined as cash from operations less capital invested.

December 2010 ASX Report P17

New Major Project

The Ma’aden mine and refinery project is progressing well, with project financing expected to complete during 2011. Alumina Limited’s equity share is now expected to be $140 million, of which $50 million is estimated to be invested in 2011 (previous equity invested: $23 million).

AWAC has no other new major projects approved.

Guidance

The following guidance is provided to assist the understanding of the sensitivity of AWAC results to key external factors. The guidance cannot be expected to be predictive of exact results, rather it provides direction and approximate quantum of the impact on profit before tax of movements around a given base figure. Actual results will vary from those computed using the guidance. Guidance is not linear, hence significant movement away from the base rates used may result in different sensitivities. No attempt has been made to correlate sensitivity to one element of the guidance with movements in other elements of the guidance.

A $100 movement in the LME aluminium price per tonne is expected to impact AWAC profit before tax in 2011 by approximately $180 million. This sensitivity covers alumina sales that are priced as a percentage of aluminium, and aluminium sales. It excludes sales where the price is based on spot or alumina indices. Such sales will be approximately 20% of third party sales in 2011.

A 1 cent movement in the AUD/USD rate is expected to impact AWAC profits in 2011 by $24 million before tax.

AWAC cash costs per tonne of alumina production are expected to be increased marginally from 2010, with increases in the cost of fuel oil, coke and caustic. Significant movements in exchange rates or other inputs will impact costs beyond this guidance.

AWAC’s estimated spend on sustaining capital expenditure in 2011 is approximately $350 million. This includes initial expenditure on moving a mine crusher site in Australia, in line with normal 10 year movements to minimise the haul distance in the mine. Further sustaining capital expenditure is focussed on residue disposal areas.

Estimated AWAC growth capital expenditure for 2011 is $158 million, mainly in Brazil.

Market Outlook

Outlook for Alumina Limited

Alumina Limited enters 2011 on a positive note.

Aluminium demand is forecast to increase in 2011. Overall we forecast global demand to increase by 12%, a rate almost double the long term growth rate. This is driven by continued growth in China, but also significant growth in other emerging economies and a recovery in the US.

The supply of aluminium is forecast to increase gradually, with limited new capacity and restarts outside of China. The drive for energy efficiency and rising power prices in China is expected to result in older and less efficient capacity being temporarily or permanently closed, although new capacity is still being commissioned.

The alumina supply globally is balanced, with the non-Chinese market likely to be reasonably tight as new smelting capacity comes on line in the Middle East.

Pricing for alumina is going through a significant change. New contracts for 2011 have been signed based on a number of alumina spot indices, rather than on the more traditional contract structure of linking it to the aluminium price. About 20% of the AWAC third party alumina sales are repriced each year. AWAC has signed its 2011 contracts on the new pricing basis.

These strong market indicators result in AWAC targeting a record 15.8 million tonnes of production, with its new expansion in Brazil now operating at capacity. Increased production and the gradual shift to spot alumina pricing will support the AWAC results in 2011.

This report is made in accordance with a resolution of the Directors.

December 2010 ASX Report P18

Forward Looking Statements

Some statements in this report are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC, (b) changes in production and development costs and production levels or to sales agreements, (c) changes in laws or regulations or policies (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the other risk factors summarized in Alumina’s Form 20-F for the year ended 31 December 2009. Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

Diagram of AWAC Operations	2
Alcoa World Alumina and Chemicals (AWAC) Profit & Loss	3
Alcoa World Alumina and Chemicals (AWAC) Balance Sheet	4
Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows	5
Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit	6

Page – 1

Diagram of AWAC Operations

All operations 100% owned, unless otherwise indicated

Australia – Huntly & Willowdale	Australia – Kwinana, Pinjarra & Wagerup	Australia – Point Henry & Portland (55%)	Australia – Kwinana
Brazil – Trombetas (9.6%) & Juruti	Brazil – Sao Luis (39%)		Spain – San Ciprian
Guinea – Sangaredi (23%)	Jamaica – Clarendon (55%)		USA – Point Comfort
Jamaica – Manchester Plateau (55%)	Spain – San Ciprian
Suriname – Moengo, Klaverblad & Kaimangrassie	Suriname – Paranam
USA – Point Comfort

Bauxite deposits: AWAC’s bauxite deposits are large deposit areas with long term mining rights. Bauxite mining is planned on an incremental basis after detailed assessment of the deposits to achieve a uniform quality in the supply of blended feedstock to the relevant refinery.

Refineries: AWAC operates eight alumina refineries, six of which are located in proximity to bauxite deposits.

Smelters: AWAC produces primary aluminium in Australia, with alumina supplied by the Australian refineries.

Alumina Chemicals: AWAC produces chemical grade alumina from three refineries: Kwinana (Australia), Point Comfort (USA) and San Ciprian (Spain).

Shipping Operations: AWAC’s shipping operations use owned and chartered vessels to transport dry and liquid bulk cargoes, including bauxite, alumina, caustic soda, fuel oil, petroleum, coke and limestone.

Page – 2

Alcoa World Alumina and Chemicals (AWAC) Profit & Loss

US$ Millions (US GAAP) 100%	Full Year 2009	1st Half 2010	2nd Half 2010	Full Year 2010
Sales and Operating Revenue	2,706.1	1,664.0	1,788.4	3,452.4
Revenue from Related Parties	1,371.9	990.1	1,014.0	2,004.1

Total Revenue	4,078.0	2,654.1	2,802.4	5,456.5

Cost of Goods Sold and Operating Expenses	(3,711.7)	(2,153.2)	(2,370.1)	(4,523.3)
Selling, Administration, Other Expenses and R&D Expenses	(108.9)	(57.8)	(56.6)	(114.4)
Provision for Depreciation, Depletion and Amortisation	(314.5)	(209.9)	(214.6)	(424.5)
Other	153.7	(9.8)	(12.7)	(22.5)

Total Expenses	(3,981.4)	(2,430.7)	(2,654.0)	(5,084.7)

Profit before Taxes on Income	96.6	223.4	148.4	371.8
Provision for Taxes on Income	9.8	(98.0)	61.5	(36.5)

Net Income	106.4	125.4	209.9	335.3

Members’ Equity
Opening Balance at Start of Period	6,023.6	7,604.5	7,674.8	7,604.5
Net Income	106.4	125.4	209.9	335.3
Capital Contribution	1,114.4	164.5	269.0	433.5
Dividends Paid and Return of Capital to Partners	(335.2)	(281.2)	(359.4)	(640.6)
Common Stock Issued for Compensation Plans	4.0	2.8	1.2	4.0
Other Comprehensive Income	691.3	58.8	839.3	898.1

Closing Balance at End of Period	7,604.5	7,674.8	8,634.8	8,634.8

Page – 3

Alcoa World Alumina and Chemicals (AWAC) Balance Sheet

US$ Millions (US GAAP) 100%	31 December 2009	30 June 2010	31 December 2010
Cash and Cash Equivalents	203.4	207.5	331.6
Receivables	573.7	578.2	547.1
Inventories	726.1	648.1	717.3
Prepaid Expenses and Other Current Assets	170.4	163.2	141.8

Total Current Assets	1,673.6	1,597.0	1,737.8

Property Plant & Equipment	6,801.3	6,815.1	7,548.7
Investments	270.6	273.6	359.5
Other Assets and Deferred Charges	1,214.5	1,176.7	1,542.6

Total Non-Current Assets	8,286.4	8,265.4	9,450.8

Total Assets	9,960.0	9,862.4	11,188.6

Short Term Borrowings	271.2	254.0	253.9
Payables	632.7	619.8	792.5
Taxes Payable	135.7	166.2	214.0
Accrued Compensation and Retirement Costs	231.3	212.2	237.7
Other Current Liabilities	228.5	142.2	125.9

Total Current Liabilities	1,499.4	1,394.4	1,624.0

Capital lease obligations	46.2	42.4	41.5
Deferred Taxes	249.7	215.4	261.8
Other Long Term Liabilities	560.2	535.4	626.5

Total Non-Current Liabilities	856.1	793.2	929.8

Total Liabilities	2,355.5	2,187.6	2,553.8

Equity	7,604.5	7,674.8	8,634.8

Total Liabilities & Equity	9,960.0	9,862.4	11,188.6

Page – 4

Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows

US$ Millions (US GAAP) 100%	Full Year 2009	1st Half 2010	2nd Half 2010	Full Year 2010
Operating Activities
Net Income	106.4	125.4	209.9	335.3
Adjustments to Reconcile Net Income to Cash from Operations
Depreciation, Amortisation and Impairment	314.5	209.9	214.6	424.5
Other Items*	(484.7)	(35.3)	(10.5)	(45.8)

Cash from/(used) in Operating Activities	(63.8)	300.0	414.0	714.0

Financing Activities
Dividends Paid & Return of Capital to Partners	(335.2)	(281.2)	(359.4)	(640.6)
Change in Debt	89.6	(21.0)	10.8	(10.2)
Changes to capital lease obligations	16.2	—	(4.6)	(4.6)
Capital Contribution	1,114.4	164.5	269.0	433.5

Cash Used for Financing Activities	885.0	(137.7)	(84.2)	(221.9)

Investing Activities
Capital Expenditure	(763.0)	(145.8)	(152.6)	(298.4)
Acquisitions, net of cash acquired (Suriname)	97.4	4.8	(4.8)	—
Net changes in related party note receivable	(5.0)	(8.1)	(19.9)	(28.0)
Other	(30.9)	(8.1)	(52.1)	(60.2)

Cash Used for Investing Activities	(701.5)	(157.2)	(229.4)	(386.6)

Effect of Exchange Rate Changes on Cash	13.7	(1.0)	23.7	22.7
Cash Generated	133.4	4.1	124.1	128.2
Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period	70.0	203.4	207.5	203.4
Cash and Cash Equivalents at End of Period	203.4	207.5	331.6	331.6

Net Change in Cash and Cash Equivalents	133.4	4.1	124.1	128.2

*	Other Items consists of net movement in working capital and other non-current assets and liabilities

Page – 5

Alcoa World Alumina and Chemicals (AWAC) Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit

	Full Year 2009	1st Half 2010	2nd Half 2010	Full Year 2010
USD Profit/(Loss) Before Taxes on Income (US GAAP)	96.6	223.4	148.4	371.8
Adjust for USD AIFRS Adjustments	(107.0)	70.0	(90.8)	(20.8)

Total USD Profit Before Taxes (AIFRS)	(10.4)	293.4	57.6	351.0

Alumina Limited Share of Equity Profit/(Loss) Before Tax	(4.2)	117.3	23.1	140.4

Less: Share of Equity Income Tax (Expense)/Credit	5.8	(45.9)	(10.0)	(55.9)

Alumina Limited Share of Equity Profit/(Loss) After Tax	1.6	71.4	13.1	84.5

Page – 6

Alumina Limited

2010 Full Year Results

10 February 2011

John Bevan

Chief Executive Officer

Judith Downes

Chief Financial Officer

ALUMINA LIMITED

Disclaimer

This presentation is not a prospectus or an offer of securities for subscription or sale in any jurisdiction.

Some statements in this presentation are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s December 2009 Annual ASX Report filed on Form 6-K and Alumina’s Form 20-F for the year ended 31 December 2009.

Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

[2] ALUMINA LIMITED

Strong cash generation - Dividends up

Alumina Limited

Final dividend of 4¢ per share fully franked

2009 2010

Underlying Earnings (US$m) - 37

NPAT (US$m) (24) 35

Total Dividend 1.8 cents 6 cents

AWAC

Strong cash generation and dividends

Underlying profits up on 2009

Results impacted by $135 million from Brazil issues

$1.1 billion improvement in free cash flow

AWAC dividends to Alumina Limited up to $234 million

[3] ALUMINA LIMITED

AWAC Operational Highlights

Production was a record 15.2 million tonnes

Brazil was in losses for 2010

Controllable operating costs were well managed

Strength of Australian dollar a headwind

AWAC capital expenditure was it its lowest level for many years at $298m

Reflects end of major capex cycle

[4] ALUMINA LIMITED

Highlights and Outlook

Strong aluminium demand in 2011 lifts aluminium and alumina prices

Brazil operations running at capacity

AWAC Capacity now at 17.2 million tones

20% of third party contracts for 2011 signed based on index or spot price

Platts index price currently $390 per tonne

[5] ALUMINA LIMITED

2010 Performance

Judith Downes

Chief Financial Officer

ALUMINA LIMITED

AWAC results at a glance (US GAAP)

Recovery from low prices and reduced demand of 2009

Continued emphasis on reducing overheads and tight cash control

Depreciation increased by $110 million as plant commissioned in Brazil

Tax credit of $105 million recognised in Brazil (US GAAP only) during 2010

US$m FY09 FY10

Sales revenue 2,706 3,452

Related party revenue 1,372 2,004

Total Revenue 4,078 5,456

COGS and operating expenses (3,712) (4,523)

Depreciation and Amortisation (315) (425)

Other 46 (136)

Total Expenses (3,981) (5,084)

Profit before Tax 97 372

Income Tax 9 (37)

Net Profit after Tax 106 335

[7] ALUMINA LIMITED

Brazil refinery now running at capacity

One-off costs of $80 million in 2010 to fix issues arising during commissioning and start up of expanded refinery

Total cost $135 million from costs of fixing commissioning issues and resulting production cost increases

Refinery operated at <70% of capacity in 2010

Mine at Juruti operating above initial capacity

Results impacted by additional $100 million of depreciation

[8] ALUMINA LIMITED

AWAC Profit & Loss

Price accounts for >60% of alumina revenue increase

1379

Profit from Suriname acquisition $89m Favourable $60m translation impact

106

(149)

Metal

Shipping

$14 per tonne increase in alumina cost from FX movements; total $17 per tonne increase

Unfavourable year end FX impact $45m

Metal

Shipping

(677)

(135)

(110)

(33)

(46)

335

Write-off of Point Comfort fluoride assets $14m

Tax credit of $105m in Brazil (US GAAP only)

2009 NPAT

Reversal of prior year impacts

Revenue

Cost of good sold

COG’s – Brazil Commissioning Issues

Depreciation

Other

Tax

2010 NPAT

All figures in US$m

[9] ALUMINA LIMITED

Production of alumina increased to record

Alumina production of 15.2 million tonnes, up 12% on 2009

Australian refineries running at capacity

AWAC Alumina Production

(Million Tonnes)

17.5 16.5 15.5 14.5 13.5 12.5

3.1 million tones

14.1 13.7 14.3 14.3 14.4 13.5 15.2 17.2

Capacity 2005 2005 2006 2007 2008 2009 2010 Capacity 2010

AWAC total nameplate alumina capacity 17.2m tonnes – world’s largest alumina producer

All refineries at capacity in 2010 except:

Brazil (commissioning expansion)

Suriname (partly curtailed)

Point Comfort (swing capacity)

Aluminium production of 354,000 tonnes

[10] ALUMINA LIMITED

Alumina price improves

AWAC realised alumina price increased 28%

Alumina priced as a percentage of LME aluminium price for a significant part of 2010 production

Alumina contracts reference

3 month LME

On average, change in 3 month LME price takes 2 months to flow through to alumina revenue

No benefit for tonnes in “locked” margin (entered 2H09) from 2010 LME increase

2010 AWAC Revenue Break Up

Shipping, 7%

AWAC Smelters, 14%

Sales to Alcoa, 31%

3rd Party, 48%

LME aluminium reference value, by year (3 month LME, lagged by 2 months)

Aluminium LME $tonne

3000 2500 2000 1500 1000 500 0

2699

41% decrease

1599

35% increase

2157

2565

FY08 FY09 FY10 Current price

Note: Monthly average price is calculated using 3 month LME prices

Source: Thomson Reuters

The 2010 result reflects a sales pricing period from November 2009 to October 2010

[11] ALUMINA LIMITED

Controllable production costs well managed

Brent Crude Prices

100 65 30

Energy costs increased 23%

Jan-09 Jan-10 Jan-11

Source: Bloomberg

AUD/USD Exchange Rate

1.05 0.9 0.75 0.6

Jan-09 Jan-10 Jan-11

Source: Thomson Reuters

CAP up $17 per tonne ($14 per tonne from AUD strengthening)

2H costs impacted by rising Australian dollar and oil

60% of AWAC production in Australia; AUD cost of alumina production down $10 per tonne on 2009

[12] ALUMINA LIMITED

AWAC major growth investment nearing conclusion

Growth Capital Expenditure

US$m

1200

650

100

413 513 881 1156 579 153

2005 2006 2007 2008 2009 2010

Commissioning completed for expanded refinery in Brazil

Juruti mine in Brazil operating above initial target capacity of 2.6 million tonnes per year Some investment in mining equipment delayed from 2010 to 2011, to allow focus on commissioning issues

Further investment in social infrastructure projects at Juruti in 2011

Brazil project remains within approved expenditure

[13] ALUMINA LIMITED

AWAC generates significant free cash flow

US$m FY09 FY10

Cash from operations(64) 714

Capital expenditure (665)(298)

Free cash flow*(729) 416

* Free cash flow defined as cash from operations less capital expenditure

Improvement in cash from operations

– EBITDA increase of $389 million over 2009

– Investment in non-current assets down to $37 million in 2010 compared to $368 million in 2009

Major capital investment program in Brazil almost complete

AWAC free cash flow returned to shareholders

AWAC continues policy of minimal gearing

[14] ALUMINA LIMITED

Alumina Limited Profit & Loss

Major IFRS adjustments

AWAC results in US GAAP

Adjusted to AIFRS before Alumina Limited recognises its share of profits

– $105m tax credit in AWAC reversed

– $27m inventory LIFO credit in AWAC reversed

– $15m embedded derivative credit

– $20m pension debit

Adjustments between US GAAP and AIFRS all non-cash book entries Corporate costs are incurred in A$;

– Strengthening A$ resulted in higher 2010 USD costs

– One-off tax from funds flow in Brazil

– Costs of change in functional and currency presentation

– Establishment of corporate entities in Brazil

FY09 FY10

US$m US$m

Equity Share of AWAC 26 87

Underlying PAT

Corporate Costs (11) (15)

Finance Costs (31) (39)

Other & Tax 16 4

Underlying Earnings - 37

Retirement benefit 18 (8)

obligation, AWAC

Embedded Derivative, (42) 6

AWAC

Net Profit After Tax (24) 35

* 1H09 translated at historic average rate for 1H09

* 2H09 translated at historic average rate for 2H09

[15] ALUMINA LIMITED

Alumina Limited free cash flow*

• Significant improvement in dividends received, $234 million for year

• Further $8 million distributions from AWAC entities

• Investments in associates primarily directed to Brazil

– growth capital expenditure

– increase in working capital

– operating losses

– cost of commissioning and start up issues

US$m FY09 FY10

Dividends received 136 234

Costs (39) (43)

Other 10 10

Cash from Operations 107 201

Payments for Investments in Associates (441) (148)

Free Cash Flow (334) 53

* Free cash flow defined as cash from operations less payments for investments in associates

[16] ALUMINA

LIMITED

Alumina’s conservatively geared and has improved funding flexibility

• Net gearing* 10%

• Extended debt maturity profile

• More flexible facilities, smaller refinance requirements

• Convertible Bond outstanding reduced to $168m

– $182m bought back during year

– one-off put to Company in May 2011; or

– conversion/redemption in May 2013

* (Net debt) / (debt + equity)

• New $320m Syndicated Facility

– 3 and 5 year tranches

– Revolving

– Will replace facilities maturing in 2011

– Increased bank panel

[17] ALUMINA

LIMITED

Maturity Profile and Finance Charges

700

600

500

400

300

200

100

0

Maturity Profile Dec 2009

2011

2012

2013

2014

2015

CB

Banks

BNDES

700

600

500

400

300

200

100

0

Maturity Profile Dec 2010

Longer Average Maturity

2011

2012

2013

2014

2015

CB

Banks

BNDES

Finance Charges 2009 ($m) 2010 ($m)

Convertible Bond Coupon 7.0 6.5

Convertible Bond Amortisation (Non-Cash) 9.1 8.1

BNDES Loan (Net) 2.6 15.6

Other Interest Expense 3.8 Nil

Fees & Charges 8.5 8.5

• BNDES commenced amortisation in 2010

[18] ALUMINA

LIMITED

2011 AWAC Guidance

• Sensitivities to LME and AUD provided in Appendix C

• LME sensitivity applicable only to tonnes sold on linkage, aluminium tonnes, and Alcoa purchase price

• Approximately 20% of 2011 third party alumina will be sold based on spot prices

• Production target 15.8 million tonnes of alumina

• Aluminium production target 360,000 tonnes

• Ma’aden investment by Alumina Limited of $50 million

[19] ALUMINA

LIMITED

2011 AWAC Guidance

AWAC Sustaining Capex 2005-2011

400

350

300

250

200

150

100

50

-

191 323 354 374 184 201 350

$271m

Ave 2005 -2010

FY05

FY06

FY07

FY08

FY09

FY10

2011 Plan

• Sustaining capex ~$350 million

– Crusher move in Australia

– RDAs in several locations

• Growth capex $158 million, mainly deferred expenditure for mine efficiencies in Brazil

[20] ALUMINA

LIMITED

The Market

John Bevan

Chief Executive Officer

ALUMINA

LIMITED

AWAC — global leader in bauxite and alumina

• Largest bauxite miner

– Produces approx 40 million tonnes per annum

– Long life mines and leases

– New Brazilian mine operating above design

• Largest producer of alumina

– Capacity over 17 million tonnes

– Brazil now running at capacity

– Ma’aden (additional capacity) in planning

– Production planned for 15.8 million tonnes in 2011

• Low cost producer

– Reflects proximity to bauxite

2010 World Alumina Refinery Site Costs

Cost (US$/tonne)

AWAC

Cumulative Production (000 t)

Data: CRU

[22] ALUMINA

LIMITED

Demand for aluminium up 12% on 2010

• 2011 is forecast to grow by twice the long term forecast average

• 15% in China

– driven by urbanisation and infrastructure

– copper substitution

• 10% rest of world

• Ongoing recovery outside China – USA, Germany

• Emerging economies growing quickly

10% in US 25%+ in US Infrastructure in China

Other 5%

Building & Construction 24%

Transport 26%

Packaging 15%

Engineering (incl cables) 22%

Consumer Durables 8%

Source: IAI

[23] ALUMINA

LIMITED

Aluminium stock days down to long term average

115

70

25

71

57

1985

1990

1995

2000

2005

2010

Day reported stock Historical average

Source: Brook Hunt (A Wood Mackenzie Company) Aluminium Market Service

• Current stocks now at long term average of 57 days

• Financing deals have tied up stocks

• Commodity funds emerging – likely to tie up further stock

• Regional premiums for metal continue at high prices

• Forward curve remains in contango

[24] ALUMINA

LIMITED

Increasing Chinese aluminium costs underpin global prices

Cost, US$/t

3,200

3,000

2,800

2,600

2,400

2,200

2,000

1,800

1,600

1,400

1,200

1,000

800

600

400

200

0

Aluminum Price, Al-market (Dec 2010)

Other

Carbon

Electricity

Alumina

21,280

19,950

18,620

17,290

15,960

14,630

13,300

11,970

10,640

9,310

7,980

6,650

5,320

3,990

2,660

1,330

0

Cost, RMB/t

0% 25% 50% 75% 100%

Cumulative Production % of Total

Source: Clark & Marron

• Increased cash production costs (such as electricity and alumina) underpinning higher aluminium prices

• In 2010, smelters predominantly high cost, comprising >80% of 4Q and >60% of 3Q

• Government addressing energy and environmental issues – expected to impact smelting

[25] ALUMINA

LIMITED

Rising aluminium prices will bolster alumina prices for AWAC

LME aluminium reference value, by year (3 month LME, lagged by 2 months)

Aluminium LME $/tonne

2700

2500

2300

2100

1900

1700

1500

2699

1599

2157

2351

2371

2458

2565

FY08 FY09 FY10 Nov-10 Dec-10 Jan-11 Current price

Source: Thomson Reuters

• AWAC’s revenue period uses November to October LME

• LME prices have risen 17% on 2010 average

[26] ALUMINA

LIMITED

Aluminium demand builds upstream pressure

Twice the Long Term Growth Rate

End-use Products

Growth up 12% in 2011

Manufacturing

Aluminium

Smelting

Alumina

Refining

Bauxite

Extra 5 million tonnes

Extra 10 million tonnes

Extra 20-30 million tonnes

• China continues to grow strongly and require aluminium products

• Rest of developed world rebound begins

• Emerging economies accelerating, e.g. India, Brazil

• Limited restarts

• Stocks steady

• Chinese energy and carbon targets may restrict Chinese production

• Supply/demand imbalance lessening

• Restarts limited

• Outside China limited new facilities or opportunities

• Balanced but tight

• Need incentive price reflecting underlying economics to justify new capacity

• New mines difficult to establish and costly

• Indonesian exports and costs under pressure

• Chinese quality and processing cost issues

[27] ALUMINA

LIMITED

Alumina price has been disconnected from its input costs

AWAC Cost Elements

Other, 4%

Caustic, 9%

Energy, 26%

Conversion, 33%

Bauxite, 28%

2010

Source: AWAC

Selected Refining Input Costs vs LME

2000 – 2010

350%

300%

250%

200%

150%

100%

50%

0%

51%

300%

90%

272%

LME Caustic Natural Gas Oil

Source: Thomson Reuters, CMAI, Bloomberg

• Over 10 years, aluminium pricing has not matched alumina cost movements

• Pricing of alumina needs to reflect underlying economics

• Bauxite and alumina have different fundamentals to aluminium

[28] ALUMINA

LIMITED

Supply needs incentives to build production

Long Term Spot vs Composite Price

$/t

475

300

Incentive Price Range*

$52/t

CRU Composite CRU Spot

2000 2005 2010

Source: CRU * Based on Alumina Limited analysis

• Higher incentive price needed for new capacity

– Capital intensive, with rising capital costs, less competitive brownfield options

– Different risk profile of greenfield opportunities

– New bauxite mines are difficult to develop

• Spot prices currently more than $50/tonne above historical linkage contract rates

[29] ALUMINA

LIMITED

Market embracing index pricing

Platts FOB Australian daily prices – from August 2010

400

390

380

370

360

350

340

330

320

310

300

16-Aug-10

23-Aug-10

30-Aug-10

6-Sep-10

13-Sep-10

20-Sep-10

27-Sep-10

4-Oct-10

11-Oct-10

18-Oct-10

25-Oct-10

1-Nov-10

8-Nov-10

15-Nov-10

22-Nov-10

29-Nov-10

6-Dec-10

13-Dec-10

20-Dec-10

27-Dec-10

3-Jan-11

10-Jan-11

17-Jan-11

Source: Platts

CMAAX Weekly Trading

CMAAX Data Summary

Tonnage, kt

120

100

80

60

40

20

0

30

25

20

15

10

5

0

1 2 3 4 5 6 7 8 9 10 11 12 13

Tonnage

Transactions

Transactions, No. of Trades

* Week 1 starts on Nov 1st 2010

Week

Source: CMAAX

• New daily and weekly alumina indices emerge – Platts (FOB Australia, freight, China imported and domestic), CMAAX (China Ex Works), Metals Bulletin (FOB Australia)

• Indices reflecting market improvement and alumina fundamentals

• All new AWAC 2011 contracts signed priced against spot based indices

• Approx 20% of alumina third party contracts rollover each year

[30] ALUMINA

LIMITED

Marginal producers set pricing in short term

Chinese Alumina Cost Curve 4Q 2010

US$/t

450

400

350

300

250

200

150

100

50

0

Alumina Price – CMAAX (Dec 2010)

Guangxi

Chongqing

Guizhou

Henan

Shanxi

Shandong

Other

Energy

Caustic

Bauxite

2,993

2,660

2,328

1,995

1,663

1,330

998

665

333

0

RMB/t

0% 25% 50% 75% 100%

Cumulative Production - %

Source: Clark & Marron

•Shandong refineries represent industry’s marginal producers

•Shandong’s 5 refineries produce 13.5 million tonnes capacity (and increasing)

•Average cash cost US$345/t – 85-90% of Shandong’s bauxite is currently imported

•Most Shandong producers use coal (from Shanxi, Shaanxi or imported) as their energy source

– Transport constraints

– Overall cost likely to increase

•Shandong refineries influence the clearing price in China

[31] ALUMINA

LIMITED

China does not meet its bauxite requirements locally

Bauxite Consumption, Mln tonnes

10

9

8

7

6

5

4

3

2

1

0

Imported Bauxite

Domestic Bauxite

% Bauxite Consumption Domestic

100%

90%

80%

70%

60%

50%

40%

30%

20%

10%

0%

% Bauxite Consumption Domestic

Jan-05

Apr-05

Jul-05

Oct-05

Jan-06

Apr-06

Jul-06

Oct-06

Jan-07

Apr-07

Jul-07

Oct-07

Jan-08

Apr-08

Jul-08

Oct-08

Jan-09

Apr-09

Jul-09

Oct-09

Jan-10

Apr-10

Jul-10

Oct-10

Jan-11

Apr-11

Jul-11

Oct-11

Source: Clark & Marron

• China today only supplies 65% of bauxite locally – down from over 90% in 2005

• Local bauxite quality diminishing – ore dressing and sintering options add costs

• Supply constraints are emerging – Indonesian cost, environmental and regulatory issues

• New supply sources are unclear – Indian regulatory issues, Laos and Vietnam infrastructure issues

• Higher bauxite costs will drive alumina prices up

[32] ALUMINA

LIMITED

Indonesian imported bauxite price cascade into China

US$ per tonne

19

22

41

3

8

52

62

FOB Price

Freight & Insurance

CIF Price

Port Handling

Land Freight

Delivered Price from Indonesia

Estimated Delivered Price from Australia

• Shandong’s bauxite is currently imported mainly from Indonesia (75%) and Australia (23%)

Source: China Customs, Clark & Marron

[33] ALUMINA

LIMITED

AWAC is the leader in the third party

SGA alumina market

Alumina 3rd Party Seller Positions 2010

MT 5 0

AWAC

Chalco

Hydro/Vale

Xinfa Aluminium

Hangzhou Jingjiang...

Weiqiao Textile Group

Kazakhstan

Glencore

BHP Billiton Shandon Energy

Nalco

Jamiacan Government

Aluminium de Greece

• AWAC is a low cost producer of alumina planning to produce 15.8mt in 2011

• Majority goes to the third party market (approx 9-10mtpa)

• Alcoa pays the average third party contract price (incorporating sales on spot index price) to AWAC

Source: Alcoa analysis based on production

[34] ALUMINA

LIMITED

• Summary

• Alumina Limited returned to profitability and strong cash generation

• Final dividend of US 4 cents per share, fully franked; total dividend for year US 6 cents per share

• Brazil now running at capacity

• 20% of alumina contracts now on spot / index

– Current index price is $390 per tonne

• Aluminium and alumina demand forecast to increase by 12% in 2011

[35] ALUMINA

LIMITED

Questions

ALUMINA

LIMITED

AWAC Bauxite Assets [1]

Active Bauxite Mines	Huntly & Willowdale	MRN Brazil	Juruti Brazil	CBG Guinea	Manchester Plateau Jamaica	Suriname Mines
Ownership	AWAC 100%	AWAC 9.6%	AWAC 100%	AWAC 23%	AWAC 55%	AWAC 100%
Expiration/ renewal date of mining rights	2045	2046	Refer Note [2]	2038	2042	2033[3]
Area available to mine/exploration	7,000 square km	39,382 hectares	30,000 hectares	2,360 square km	10,761 hectares	4,286 hectares
Approx average per cent available alumina[4]	33%	49%	47%	51%	41%	45%

Other Bauxite Interests	Cape Bougainville	Mitchell Plateau	Juruti	East Trelawny	Suriname Mines	Az Zabirah
Location	Australia	Australia	Brazil	Jamaica	Suriname	Saudi Arabia (25.1% AWAC)
Area available for exploration	9,000 hectares	186,000 hectares	180,000 hectares	31,400 hectares	19,063 hectares	14,700 hectares

(1) This page contains general information only in relation to AWAC's bauxite assets. For further details, refer to Alumina Limited's 2009 Form 20-F
(2) Mining rights available until exhaustion of deposit
(3) Caramacca mine rights expire in 2012
(4) The calculation of available alumina grades has not been prepared in accordance with the Australasian Code for reporting of exploration results, mineral resources and ore reserves. The amount of available alumina is based on exploration and analysis of samples performed over a period time

[37] Appendix A ALUMINA LIMITED

AWAC Alumina Refineries

Country Facility Owners (%) of ownership where not 100% AWAC)1 Name Capacity2 (MTPY) AWAC Share (MTPY)

Australia

Kwinana Pinjarra Wagerup

AWAC 2.2 2.2

Alcoa of Australia 4.2 4.2

2.6 2.6

Brazil

Sao Luis

(Alumar)

Rio Tinto Alcan Inc (10%)

Aluminio (15%)

BHP Billiton (36%)

AWAC (39%)

3.5 1.4

Jamaica Jamalco (Clarendon)

AWAC (55%)

Alumina Production Ltd (Government of Jamaica) (45%)

1.5 0.8

Spain San Ciprian AWAC 1.5 1.5

Suriname Suralco AWAC 2.2 2.2

US Point Comfort AWAC 2.3 2.3

Total 20.0 17.2

1 All assets owned 100% by AWAC, except for Alumar (AWAC 39%) and Jamaica (AWAC 55%)

2 Nameplate capacity is an estimate based on design capacity and normal operating efficiencies and does not necessarily represent maximum possible production

[38] Appendix B ALUMINA

LIMITED

Guidance Sensitivities

• LME for aluminium

– $100 movement in the LME aluminium price per tonne is expected to impact AWAC profit before tax in 2011 by approximately $180 million

– Excludes spot or alumina indices-based sales, which account for approximately 20% of third party sales in 2011

• AUD/USD

– 1 cent movement in the AUD/USD exchange rate is expected to impact AWAC profit before tax in 2011 by $24 million

• Cash costs

– AWAC cash costs per tonne of alumina production are expected to increase marginally from 2010

– Significant movements in exchange rates or other inputs will impact costs beyond this guidance

Guidance is indicative only and cannot be expected to be predictive of exact results

[39] Appendix C ALUMINA

LIMITED